EXHIBIT G

July 31, 2017

Board of Directors (the “Board”)
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

Ladies & Gentlemen,

JANA Partners LLC (“we” or “us”) and industry experts with whom we have partnered together own almost 6% of the outstanding shares of EQT Corporation (“EQT” or the “Company”).  As we stated after EQT's proposed acquisition of Rice Energy (“Rice”) was announced, we believe that this acquisition if approved would result in EQT paying away more than the value of the transaction synergies claimed at the time of the announcement (the "Original Synergies") to Rice shareholders and issuing shares which EQT management itself acknowledges are undervalued, thus substantially diluting the value of an eventual separation to current EQT shareholders by transferring much of their upside potential to Rice shareholders.  Rather than explaining to EQT shareholders why they should support this transaction despite the massive value transfer to Rice shareholders it would entail, EQT management last week instead conjured up dubious additional synergies (the "Post Hoc Synergies") worth up to three times the amount of the Original Synergies (more than the value of the Rice acquisition), or as management conceded, potentially worth nothing at all.  At the same time, upon further analysis with our industry partners, we are even more concerned that even the Original Synergies have been vastly overstated and in many cases hardly qualify as synergies because their value could be captured simply by owning shares of EQT and Rice separately without causing massive dilution to EQT shareholders.  In short, management's transparent attempt to manufacture new synergies (without being held accountable for delivering a penny of them), together with our increasing doubts about the Original Synergies, have only solidified our opposition to EQT's plans in their current form.

It should be obvious to shareholders that if EQT's board and management actually believed in the Post Hoc Synergies they would have at least referenced them in the original Rice announcement and made management accountable for delivering them, rather than only uncovering them a month later and only after we announced our opposition to the transaction.  Even leaving this aside however, management's vague, halting, and maximally-caveated language describing these convenient new synergies on their second quarter conference call makes clear that they are suspect at best.  Particularly suspect is EQT management's inability to quantify estimated ultimate recovery (EUR) improvements from adopting best practices, as we would have thought this would have been a critical part of their acquisition diligence.  In fact, the one example given on the second quarter call of using Rice’s engineered completion techniques is not a synergy but a change that EQT could have pursued on its own like other leading exploration and production companies.   Including G&A savings for Rice after 2027, when Rice only has approximately 10 years of inventory and that G&A would have gone away on its own and valuing these savings assuming no taxes are ever paid looks equally suspect.  Also troubling are claimed Post Hoc Synergies that have nothing to do with the acquisition of Rice, such as a decision to slow the development of EQT’s West Virginia acreage in the hopes a law is passed expediting its ability to drill longer laterals in that state (which highlights the execution risk of the acquisition given this acreage was recently acquired and is proving more difficult to permit and drill than planned). EQT has also assumed in conjuring synergies that it will be able to price a commodity at a premium via marketing optimization, which is even more surprising when at the same time EQT also assumes synergies from diverting Rice gas to the Mountain Valley Pipeline project to accelerate its expansion.

Moreover, our continuing analysis of the $2.5 billion in Original Synergies, which we noted in our first letter to the Company appear to have been overstated by as much as $1.3 billion, along with management's own comments about these synergies, have raised even more questions about their credibility.  $1.9 billion of the Original Synergies are expected to come from drilling fewer wells by lengthening laterals from a starting average of 8,000 feet on a standalone basis.  However, this increase in lateral length will be partially achieved over time by each company on a standalone basis, meaning that this is not in fact a unique synergy generated by the transaction, but a benefit that would accrue in any case to EQT and Rice shareholders separately, again without EQT shareholders being forced to overpay for Rice or suffer massive dilution through the issuance of undervalued EQT shares to pay for the acquisition.  For example, EQT management on the Company's second quarter call already indicated that for 2017 standalone they expect to average 8,400 feet in lateral length (or 11% y/y growth), which should continue to grow.  Simply swapping out 8,400 feet for the originally stated 8,000 feet reduces the total stated Original Synergies by approximately $200 million, with ongoing standalone growth implying the actual synergies would be even lower.  In addition, in calculating the $1.9 billion EQT has assumed that significant capex savings start in 2018, yet management revealed on the second quarter call that longer laterals from the Rice transaction will not come on until two years later in 2020, further reducing this synergy number. In fact, the only actual synergy that would be generated by a Rice acquisition comes from longer lateral lengths that are facilitated by the transaction.  Looking at the abutting acreage, we believe such acreage would only facilitate a fraction of the increase in lateral well length (and thus a fraction of the savings from the reduction in total wells drilled) cited to justify this transaction.  We believe it is incumbent upon the Company to revise its claimed synergy numbers to reflect only the capital savings from extending lateral length that directly results from the proposed acquisition and not the savings that would occur for EQT and Rice even in the absence of a transaction.

Likely sensing that its attempt to pull additional synergies out of a hat (and reserving the right to make them magically disappear again) would be insufficient to convince wavering EQT shareholders of the merits of the proposed Rice acquisition, management in its comments last week also promised to address EQT's persistent sum of the parts discount by the end of next year.  As stated in our prior letter, we find it incredible that management so openly acknowledges that its shares suffer from a large discount to the Company's sum of the parts value, while also proposing to overpay for an acquisition using EQT’s undervalued stock, rather than addressing this undervaluation today and unlocking billions in shareholder value through a prompt separation and then pursuing a transaction for Rice (which would have been possible given the dearth of other credible suitors for the company as the proxy statement filed last week made clear).

In fact, the analysis of EQT’s own financial advisor set forth in last week’s proxy statement clearly details the value destruction inherent in the proposed Rice acquisition. As disclosed in the proxy, using empirically observed peer multiples, the midpoint of EQT’s sum of parts is $87.80 per share, roughly a 50% premium to EQT’s price at the deal announcement, while the midpoint of Rice’s sum of parts is $29.83, roughly a 10% premium to the implied value of the merger consideration at the time of the deal of $27.04.  Aggregating these sum of the parts implied market capitalizations for each company, subtracting the value of the cash consideration in the transaction, and dividing by the pro forma share count arrives at a pro forma sum of parts value for EQT of $80.35, meaning approximately $7.50 per pro forma share, or $2 billion, in value would be destroyed in a Rice acquisition, even before factoring in the execution risk of the Rice transaction, potentially hundreds of millions of dollars of tax leakage from a separation following the Rice transaction, and the time value of money from delaying a separation for years (which could be in the billions).  Moreover, this value destruction also exceeds our calculation of the Original Synergies by nearly $1 billion.   Presumably as a result, EQT in its proxy does not calculate the pro forma sum of the parts using the transparent and straightforward peer multiple analysis used to calculate a standalone sum of parts (which is the methodology EQT management implied historically when referring to its discounted value), but instead relies on the more novel concept of simply using a discounted cash flow analysis and calling it a sum of the parts discounted cash flow analysis.  This discounted cash flow analysis is presented less transparently, is divorced from peer valuations, and is reliant on less empirically observable assumptions.

Whatever happens with the proposed Rice acquisition, we think it is untenable for EQT to continue to play coy regarding its intentions while asking shareholders to approve a massive acquisition and being left to hope that the board and management will address EQT's significant undervaluation almost a year and a half from now.  In fact, some of the options being considered raise serious concerns about the Board’s ability or willingness to address this discount.  For example in a publicly filed internal memo to employees dated July 27, 2017, EQT cited a stock buyback as one option to resolving the sum of parts discount.  As we have stated in the past this “solution” is a perversion of basic corporate finance principles, coming on the heels of EQT issuing more than $5 billion of its undervalued stock to complete the Rice transaction.  Equally troubling is the suggestion of a straight sale of a business or the sale of units, which would have adverse tax consequences and raise concerns about the use of proceeds.  If as EQT claimed last week a Rice acquisition would not create a tax issue or result in any delay in addressing the Company's persistent undervaluation through a separation or other means, we believe that EQT management should make its intentions with respect to unlocking shareholder value clear now.

Therefore, we intend to continue to oppose this transaction.  We also continue to believe that it may be necessary to add new Board members who will do a better job of safeguarding shareholder interests, and thus we are prepared if necessary to nominate highly-qualified and independent nominees who have each made substantial personal investments in EQT’s stock.  Should you wish to discuss this matter further, we can be reached at (212) 455-0900.

Sincerely,

 /s/ Barry Rosenstein

Barry Rosenstein
Managing Partner
JANA Partners LLC